September 9, 1997





Scios Inc.
2450 Bayshore Parkway
Mountain View, CA  94043-1173

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by Scios Inc. (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission covering the offering of 2,200,000 shares the Company's Common Stock, $.001 par value (the "Shares"), with respect to (a) 1,500,000 of the Shares issuable pursuant to its 1992 Equity Incentive Plan, as amended, and (b) 700,000 of the shares issuable pursuant to its 1996 Non-Officer Stock Option Plan (collectively, the "Plans").

In connection with this opinion, I have examined the Registration Statement and related prospectuses, the Restated Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as I deem necessary as a basis for this opinion. I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that the Shares, when sold and issued in accordance with the Plans, the Registration Statement and related prospectuses, will be validly issued, fully paid, and nonassessable.

I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ John H. Newman

John H. Newman, Esq.